Exhibit 99.1

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

TRGT—Targacept Inc and Catalyst Biosciences Enter

Definitive Merger Agreement

EVENT DATE/TIME: MARCH 06, 2015 / 01:30PM GMT

CORPORATE PARTICIPANTS

Stephen Hill Targacept, Inc.—President and CEO

Nassim Usman Catalyst Biosciences—CEO

CONFERENCE CALL PARTICIPANTS

Tom Swaney Harwood Capital—Analyst

Larry Litton Second Line Capital—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Targacept, Inc. and Catalyst Biosciences merger conference call. My name is Emma, and I will be your operator for today.

(OPERATOR INSTRUCTIONS)

As a reminder, this call is being recorded for replay purposes. I’d now like to turn the call over to Dr. Stephen Hill, President and CEO, Targacept, Inc. Please proceed, sir.

Stephen Hill —Targacept, Inc.—President and CEO

Thank you for joining us today to discuss the proposed merger of Targacept and Catalyst Biosciences. Joining me today on the call is Dr. Nassim Usman, Chief Executive Officer of Catalyst.

Before we begin, I would like to make a statement regarding forward-looking remarks that you may hear today during the call. Any statement that we make today other than historical facts are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

During the call, Targacept and Catalyst may make projections or other forward-looking statements regarding, amongst other things, the structure, timing, and completion of the announced merger with Catalyst; the financial projections and estimates and their underlying assumptions, including, without limitation, projections relating to the Company’s cash balance at the anticipated close of the merger; anticipated amount of proposed special dividend of cash and redeemable convertible notes to be issued to Targacept’s existing shareholders prior to the closing of the merger; expectations regarding Catalyst’s planned clinical and pre-clinical product development following the merger; and the potential advantages of the merger to Targacept’s existing shareholders; and other estimates of future performance.

These forward-looking statements are based on Targacept’s and Catalyst’s current expectations, but actual results may differ materially due to the various risks and uncertainties, including, but not limited to, Targacept’s or Catalyst’s inability to satisfy the conditions of the merger or that the merger is otherwise delayed or ultimately not consummated, the continued service of the combined Company’s key employees following the consummation of the merger, and the timing and success of the combined Company’s development and commercialization is anticipated product candidates. Additionally, we urge you to review the factors discussed under the caption Risk Factors in Targacept’s filings from time to time with the Securities and Exchange Commission.

In the light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Except as otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

I also note that in connection with the merger, Targacept and Catalyst intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement and information statement. Investors and security holders of Targacept and Catalyst are urged to read these materials when they become available because they will contain important information about Targacept, Catalyst, and the merger.

The proxy statement, information statement, prospectus, and other relevant materials, when they become available, and any other documents filed by Targacept with the SEC may be obtained free of charge at the SEC website. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Targacept by directing a written request to our Chief Financial Officer. Investors and security holders are urged to read the proxy statement, information statement, prospectus, and other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Any comments made on this call shall not constitute an offer to sell or the solicitation of an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities to be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1993, as amended.

Targacept and its Directors and Executive Officers, and Catalyst and its Directors and Executive Officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Targacept in connection with the proposed transaction. Information regarding the special interest of these Directors and Executive Officers in the merger will be included in the proxy statement, information statement, and prospectus that I referred to a moment ago.

Additional information regarding the Directors and Executive Officers of Targacept is also included in Targacept’s definitive proxy statement in connection with its 2014 annual meeting of shareholders filed with the SEC on April 18, 2014, and incorporated by reference in Targacept’s annual report on form 10K for the year ended December 31, 2013, which was filed with the SEC on March 14, 2014. These documents are available free of charge at the SEC website and from our Chief Financial Officer at Targacept.

Now that we’ve described the legal administrative proceedings, let’s talk about the merger and why we’re extremely pleased with this transformative event. Yesterday, we announced our entry into a definitive agreement, under which Catalyst will merge with a wholly-owned subsidiary of Targacept in an all-stock transaction.

We are pleased that the respective Boards of Directors of both Targacept and Catalyst have unanimously approved the merger, which will create a publicly-traded Company focused on the development of novel, therapeutic candidates, focused on the field of hemostasis and complement regulation. Catalyst is a leader in protease engineering technologies and is working independently with leading industry partners to develop both novel and improved best-in-class versions of protease-based drugs. Nassim Usman, Catalyst’s CEO, will provide more detail about Catalyst’s strengths, pipeline, and key value drivers later in our call.

Yesterday’s announcement was the culmination of a thoughtful and comprehensive process whereby the Board and Management Team of Targacept, in consultation with our shareholders, assessed a broad range of strategic alternatives. The decision to recommend the combination with Catalyst reflects our excitement about the merged Company’s future prospects for patients and for our shareholders. It is the result of a highly-competitive process and presents a range of potential benefits.

First, Targacept will initially provide $35 million in cash to the merged Company to add to approximately $5 million in cash anticipated at closing from Catalyst, for a total of approximately $40 million initial cash and cash equivalents. This creates a well-funded Company to pursue four clinical and pre-clinical development programs.

Second, Targacept will issue a special dividend to its stockholders in the form of $20 million in cash and $37 million in aggregate principal amount of redeemable convertible notes. These notes are convertible into new shares of the combined Company at a 30% premium to the negotiated per-share value of Targacept’s assets following the anticipated distribution of the dividend for a period of two years following the closing, all at the discretion of Targacept shareholders. This creates an additional potential financial benefit to current Targacept shareholders.

Third, Targacept will be placing its neuronal nicotinic receptor compounds and related assets in a liquidating trust, if not sold or otherwise disposed of prior to closing, and Targacept stockholders who are entitled to the pre-closing dividend will also be entitled to any net proceeds received as a result of any disposition of Targacept’s NNR assets that occurs within a period not to exceed two years after the closing of the proposed merger.

Through our investigation and extensive due diligence in this process, we believe that Catalyst’s strong pipeline, which includes an engineered factor VIIa drug candidate that successfully completed a Phase 1 clinical trial and is being developed by Pfizer Inc. to successfully address the needs of patients with hemophilia, and other promising drug candidates to hemophilia B, procoagulation and complement disorders, represent an impressive investment opportunity with the potential to dramatically improve the lives of patients. Additionally, their focused research on engineered human proteases provides further opportunity beyond nearer-term milestones.

Finally, let me provide some insight into the operational and financial structure of the new Company. The post-merger Company will be named Catalyst Biosciences, Inc., and will be under the leadership of Catalyst’s current CEO, Dr. Nassim Usman. We expect the merger to close in the second quarter of 2015, subject to approval by a majority of Targacept’s outstanding stockholders and certain of Catalyst’s stockholders, clearance by the Securities and Exchange Commission, and customary closing conditions.

Any personal disappointment I may have in giving up the reins of Targacept is more than compensated by my excitement for this new Company and the opportunity to serve on its Board of Directors. Following completion of the merger, current Targacept stockholders will own approximately 35% of the Company, and current Catalyst stockholders will own approximately 65% of the Company. In connection with the merger, Targacept plans to effect a reverse stock split to meet requirements needed for continued listing with NASDAQ.

If, in the future, the redeemable convertible notes are converted into Company stock, up to $37 million held in escrow would be made available to the combined Company within two years following closing. If those notes are fully converted, Targacept stockholders would own approximately 49% of the outstanding capital stock of the combined Company based on each Company’s current capitalization.

I would like to express my deep gratitude to everyone on the Targacept Team for their efforts and commitment over the years and throughout this process. Going forward, I will be leaving Targacept as CEO, but will continue my affiliation with the merged Company as a member of the Board of Directors. Dr. Barry Selick, the current Chairman of Catalyst, will become Chairman of the Board of the merged Company. The Board of Directors will comprise three current directors from Targacept and four from Catalyst.

The corporate headquarters will be in South San Francisco, California, and following a short transition period, we do not anticipate any ongoing activities in Winston-Salem. This transaction is the culmination of a process conducted in partnership with our financial advisors, Stifel Nicolaus & Company Incorporated, and I would like to thank them for their efforts in assisting us and finding an exciting path forward for both Companies.

Before I turn the call over to Dr. Usman, let me emphasize that the Targacept Management Team and the Board of Directors believe this transaction is in the best interest of Targacept stockholders. We see the tremendous potential of Catalyst and the key value drivers that are expected to occur as that pipeline is developed. We look forward to supporting the success of the combined Organization.

With that, I’m now delighted to turn over the call to Dr. Nassim Usman, the Chief Executive Officer of Catalyst, for comments on the merger and on Catalyst’s operating strategy.

Nassim Usman —Catalyst Biosciences—CEO

Thank you Steve, and good morning to everyone on the call. We are very excited about the merger with Targacept. We look for to getting to know the Targacept shareholders and ensuring that you understand our R&D programs, and importantly, the passion and commitment we have for these programs.

For those investors that may not be familiar with our Company, Catalyst is a clinical-stage Company focused on the development of novel catalytic biopharmaceutical products based on engineered human proteases. Our portfolio of clinical and pre-clinical development-stage products addresses areas of high unmet need and multi-billion-dollar market opportunities in the orphan disease area of hemophilia and in complement-driven diseases, such as dry AMD, as well as kidney and myocardial ischemia reperfusion injury in the surgical settings of transplant, coronary artery bypass grafting, myocardial infarction, and stroke.

Our Team at Catalyst has been actively pursuing strategies to access the resources necessary to advance our product candidates into the clinic, and the proposed combination of Targacept and Catalyst enables us to combine with a public company while providing what we believe will be the financial resources necessary to support the further clinical development of a valuable and deep pipeline.

Targacept reviewed multiple companies interested in a potential merger. Throughout this process, we have been particularly impressed with the diligence, rigor, attention to detail, scientific and financial knowledge, and skill that Steve and his Team have used in assessing and developing an understanding the Catalyst’s technology, strategies, and long-term goals.

We agree with Steve that this transaction represents an excellent opportunity for Targacept stockholders as well as for Catalyst investors. The new Company will be led by an Executive Team that has a great deal of experience in developing and getting drugs to market.

Catalyst’s Chief Scientific Officer is Dr. Ed Madison, who, before joining Catalyst, was VP of Research at Dendreon, and also a Professor of Vascular Biology at the Torrey Pines Institute for Molecular Studies, and Adjunct Professor of Vascular Biology at the Scripps Research Institute. Dr. Madison has an international reputation in the fields of the serine protease and serpin basic research and is one of the lead inventors of a currently marketed protease therapeutic agent, Tenecteplase, a second-generation biosuperior tPA.

Catalyst’s Chief Financial Officer, Fletcher Payne, has spent that more than two decades helping life science companies achieve their business goals. In his many CFO roles, he has raised capital, managed business strategy and performance, and implemented corporate partnerships. His life science experience includes building companies whose R&D teams’ efforts had led to some several FDA approved products.

Lastly, prior to joining Catalyst, I worked with Morgenthaler Ventures as an Executive in Residence that led to investment in Catalyst, where I assumed the CEO role. Prior to that, I worked with two publicly-traded companies. I was the Chief Operating Officer and Chief Scientific Officer at Sirna Therapeutics, that was eventually acquired by Merck, and held various R&D positions, including Chief Scientific Officer at Ribozyme Pharmaceuticals.

I’d like to take the next few minutes to give you an overview Catalyst and our overall development strategy. Over the next three years, we plan to conduct multiple clinical studies and pre-clinical research to advance our programs and build shareholder value. We have applied our protease engineering technology to two keys areas, hemostasis — the control of bleeding — and complement regulation. Within each area, we have multiple pre-clinical and clinical candidates.

The programs that are most advanced are in the hemostasis area, particularly our lead asset for the treatment of hemophilia patients with inhibitors. Let me describe each of the hemophilia assets.

First an engineered factor VIIa called PF-05280602, formerly CB 813d, which is being developed by Pfizer under license from us. I will call this PF-052 for now. This is asset has successfully completed a Phase 1 trial in severe hemophilia A and B patients. We expect to disclose the data from this trial at a scientific meeting and advance the program to an efficacy trial.

We believe that our improved factor VIIa can address several unmet needs in an establish $1.5 billion hemophilia market by potentially enabling lower and fewer doses to control bleeding episodes, and to potentially achieve effective prophylaxis in hemophilia inhibitor patients. On the financial side, the Pfizer collaboration provides up to $500 million milestones through commercialization and double-digit royalties to Catalyst. And Pfizer is responsible for all development commercialization costs.

Second, we are advancing our improved factor IX, called CB 2679d, for hemophilia B that is wholly owned by Catalyst from pre-clinical development into phase 1 proof-of-concept trial in hemophilia B patients in 2016. We are working with Isu Abxis, a Korean biotechnology company that is but responsible for pre-critical, manufacturing, development, and the execution of the Phase 1 trial. In exchange for an up-front licensing fee and pre-clinical milestones, Isu received Korean commercialization rights and a minority share of worldwide economics. Catalyst retains rights for the rest of the world.

Third we have created an engineered to factor Xa that can potentially be used for both hemophilia and the control of bleeding in non-hemophilia patients, for example, in cardiovascular surgery. We have several potent lead molecules that have demonstrated efficacy in pre-clinical models.

Like blood coagulation, the human complement system is a complex series of biological processes and cascades that are naturally regulated by proteases. Disruption of the complement system, either by genetic mutations or inappropriate activation, as occurs in certain transplants and myocardial surgeries and ocular diseases, such as age-related macular degeneration, or AMD, can produce substantial inflammatory tissue damage that causes significant pathology.

Catalyst’s lead complement programs are directed at complement factor C3, an attractive pharmaceutical intervention point, as C3 is at the nexus of the compliment system and common to all three pathways of activation. We have engineered novel protease variants designed to specifically target and rapidly and comprehensively inactivate C3 in several settings as follows.

Ischemia reperfusion injury, IRI, is a common severe consequence of advanced surgical procedures in settings such as organ transplantations; myocardial infarction, MI; coronary artery bypass grafting, CABG; and stroke. We have engineered several highly potent candidates that have shown robust pharmacodynamic efficacy in nonhuman primate studies, late-stage pre-clinical studies. Our lead IRI anti-C3 candidate CB 2782 is ready to initiate IND-enabling pre-clinical development with a focus on delayed graft function, DGF, following kidney transplants.

Age-related macular degeneration, AMV, comes in two forms, wet and dry, and is the leading cause of blindness in the elderly worldwide. We are focused on dry AMD that represents about 90% of all cases of AMD, and there are no currently approved therapies for dry AMD. We are developing anti-C3 proteases specifically engineered to optimize therapeutic performance in dry AMD. Our dry AMD program includes several advanced lead variants that have shown good safety and tolerability in primates.

In closing, we believe that the key value drivers for this merger and for Catalyst going forward are the advancement of factor VIIa into later-stage clinical trials, advancement of our factor IX into a proof-of-concept Phase 1 clinical trial, selection of a factor Xa development candidate, advancement of our anti-C3 DGF development candidate into the clinic, and selection of a dry AMD development candidate.

That concludes our prepared remarks for this morning. We will now open the call to your questions. Operator, you may know review the instructions for Q&A.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS)

TOM SWANEY, HARWOOD.

Tom Swaney —Harwood Capital—Analyst

I had a quick question. I think on the last — at least the last one I heard — TRGT conference call, you mentioned as far as the personnel, you had several outstanding personnel in your Company, and are those people going to be retained? Did they help you target or find this investment opportunity and merger? Could you talk about the personnel issues?

Stephen Hill —Targacept, Inc.—President and CEO

Yes, it’s Steve Hill. I’ll answer that question. Yes, we do have some very smart and capable people here, and they did play a big role in looking through the various options and identifying the Catalyst opportunity and doing appropriate due diligence on that. We very much appreciate that input.

Over the course of the next few weeks and months, we’ll be working together with Nassim and his team to identify what skill sets are needed for the combined company going forward, and obviously, that will include the opportunity to discuss with particular individuals here whether there’s a longer-term role for them. Notwithstanding that, we anticipate that, ultimately, everybody who continues with the Company will be based in San Francisco, so we’re not anticipating any ongoing activities in Winston-Salem beyond that transition period. Hopefully, that answers your question.

Tom Swaney—Harwood Capital—Analyst

Yes. And a follow-up, as far as the nicotine research the Company historically has been focused on — I think in the press release, you mentioned that there’s an opportunity or there’s a possibility of selling those patents and that research. Is that likely to occur, or what value, if any, does that have going forward?

Stephen Hill—Targacept, Inc.—President and CEO

It’s pretty difficult to assess that. As you point out, any rights that do exist there will accrue to current Targacept shareholders for a period of up to two years following the closing. Given our experience with running a full range — a very broad range of studies in nicotinic receptors over the course of a couple of decades and its very significant investment, whether or not there will indeed be any residual value to those programs is difficult to assess at this point. But we’ll explore that, and if there is any value, then that would accrue to current Targacept shareholders.

Tom Swaney—Harwood Capital—Analyst

Okay. Thank you, Dr. Hill.

Stephen Hill —Targacept, Inc.—President and CEO

Thank you.

Operator

Michael Harris, Group One Trading. Okay. We seem to have lost him.

(OPERATOR INSTRUCTIONS)

Larry Litton, Second Line Capital.

Larry Litton —Second Line Capital—Analyst

Quickly surveying the history here, it looks like you’ve been at this since 2004 with an initial Series A raise, and then there’s been additional raises over the ensuing years. So, here we are 11 years later. I’m assuming you’re way off the original roadmap. I’m wondering what the obstacles were and why they are not an issue today in terms of moving it forward according to the schedule you’d like.

Stephen Hill —Targacept, Inc.—President and CEO

Nassim, I think that’s probably a question for you regards to Catalyst.

Nassim Usman —Catalyst Biosciences—CEO

Yes, it is. Thank you for that question. When the company was founded in 2004, the original plan was to develop the novel proteases that we engineer from scratch to target any disease-causing protein; and that was initially the complement system. The technology that the founders used at that time was not that robust, so it took a few years for them to work that out in the beginning.

When I joined the company in 2006, that technology still was not ready to start. So we changed strategy at that time and began to do the engineered biosuperior as a coagulation factor, VII, IX, and Xa. So there was a change of technology during that period through 2008, and then we successfully started those coagulation programs. We then came back to the engineered proteases that target complement.

So, technology is often a little more difficult than you anticipate. If you look at other platform technologies — such as gene therapy, siRNA, monoclonal antibodies — they’ve taken 20 to 30 years to reach clinical efficacy stages. And I think that the fact that our VIIa is on the verge of demonstrating that shows that we’ve done quite well, although took a little bit longer than we anticipated.

Larry Litton —Second Line Capital—Analyst

Okay. And a separate question, in terms of the $40 million of cash that you’ll have to work with, how long would that last given the basic blueprint you have here?

Nassim Usman —Catalyst Biosciences—CEO

We are well capitalized. And, generally, we don’t provide forward-looking guidance on raising money. But I think we have money, it could be safely said, for the next several years, and at least to get through two meaningful clinical endpoints.

Larry Litton —Second Line Capital—Analyst

Okay. Thank you.

Operator

I would now like to turn the call over to Dr. Hill for closing remarks.

Stephen Hill —Targacept, Inc.—President and CEO

Thank you. And I’d like to thank everybody on the call for joining us and for support of Targacept over the years and, for those of you who have known Catalyst, for your support our Catalyst. We’re very excited about the merger with Catalyst. Over these past few months, we’ve been working closely with the Catalyst team. We’ve gotten to know them, and we respect their ability to move forward on behalf of all of our stockholders. We look forward now to closing this deal and to updating you in the months ahead.

I would also like to thank the employees of Targacept, past and present, for their exceptional contribution over many years. And with that, I’d like to thank you again, and hope that you all have a great day. Thank you.

Nassim Usman —Catalyst Biosciences—CEO

Thank you all.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

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